DM

Mail

18006249

MAR

Washington DC

408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 44659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Mitchell (646) 708-9672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer, Kober + Rizzo, LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Highway (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jamie Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of NY

Sworn (or Affirmed) to before me this 26 day of Feb, 20 18

Signature

Chief Administrative Officer
Title

Notary Public 2/26/18

EVENS FRANCOIS
Notary Public - State of New York
NO. 01FR4981729
Qualified in New York County
My Commission Expires May 20, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

with

INDEPENDENT AUDITORS' REPORT

ANDREW GARRETT, INC.

For the year ended December 31, 2017

CONTENTS

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272

Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2017, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Andrew Garrett, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of Andrew Garrett, Inc.'s financial statements. The supplemental information is the responsibility of Andrew Garrett, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BMKR, LLP

BMKR LLP

Hauppauge, NY

February 27, 2018

Member American Institute of Certified Public Accountants
Member Public Company Accounting Oversight Board

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets	
Cash and cash equivalents	$ 825,607
Deposit with clearing organization	50,000
Receivables from broker dealers and clearing organizations	454,595
Prepaid expenses	75,337
Property and equipment, net	-
Other receivables	195,946
Loan from shareholder	500,000
Security deposits	54,275
Total assets	$ 2,155,760
Liabilities and stockholders' equity	
Liabilities:	
Accrued commissions	$ 491,129
Accounts payable and accrued expenses	396,094
Deferred rent	58,224
Deferred revenues	3,218
Total liabilities	948,665
Commitments, contingencies and guarantees:	
Subordinated borrowings	200,000
Stockholders' equity:	
Common stock- no par value; voting; 1,000 shares issued and outstanding	445,336
Additional paid-in capital	4,375,408
Accumulated deficit	(3,813,649)
Total stockholders' equity	1,007,095
Total liabilities and stockholders' equity	$ 2,155,760

See accompanying notes to financial statements.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Accounting standards

During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

2. Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Securities transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Investment banking

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Accounting Method

Revenue and related expenses are recorded when earned on an accrual basis of accounting.

2. Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Rent expense and deferred rent payable

Rent expense is recognized over the non-cancelable term of the lease agreement. The lease agreement generally includes rent holidays, rent escalation, and renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space for construction and other purposes. For the year ended December 31, 2017, the difference between rent expense recognized using the straight-line method and the contractual payments of rent in accordance with the lease, totaling $58,224, was included in the accompanying statement of financial condition.

Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S. Federal and state income taxes prior to 2013 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings.

If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties paid during 2017.

2. Summary of significant accounting policies (continued)

Advertising
The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2017 was $2,261.

Subsequent events
In accordance with FASB ASC Topic 855, *Subsequent Events* (after December 31, 2017) have been evaluated through February 27, 2018, which is the date the financial statements were available to be issued.

3. Receivable from and deposit with clearing organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2017 and received in January 2018. The minimum deposit of $50,000 with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Amounts receivable from one clearing organization at December 31, 2017 amounted to $407,381. This receivable was collected in January 2018.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. Property and equipment

Property and equipment are summarized as follows:

Furniture and equipment	$ 469,985
Improvements	9,447
Less: accumulated depreciation	(479,432)
	$ 0

Depreciation expense for the year ended December 31, 2017 amounted to $0.

5. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000 which mature on December 31, 2019 and bear interest at the 30 day London Interbank Offered Rate (LIBOR) (1.37% as of December 31, 2017) plus 4% per annum. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2017. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. For the year ended December 31, 2017, the total interest expense was $10,251.

6. Income taxes

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ --
State	8,303
Total provision for income taxes	$ 8,303

At December 31, 2017 the Company had federal net operating loss carry-forwards of approximately $735,000 that can be deducted against future taxable income that expire in 2030, approximately $309,000 that expire in 2032, approximately $249,000 that expire in 2034, approximately $81,000 that expire in 2035, and approximately $136,000 that expire in 2036. The amount and availability of any net operating loss carry forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with these NOLs has been fully eliminated by a corresponding tax allowance.

7. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $381,537, which was $281,537 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 2.33 to 1 as of December 31, 2017.

8. Commitments and contingencies

The Company leases 3 offices under long-term leases which expire through 2021 and several other offices on a month-to-month basis. Total rent expense under these operating leases for the year ended December 31, 2017 was $293,512.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

Year ending December 31:	
2018	285,150.11
2019	280.172.77
2020	288,578.00
2021	121,718.00
	$ 975,618.88

9. Pending litigation, claims, and assessments

The company currently has eight active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory and common law obligations. The company denies each and every claim and is vigorously defending the same. No amount has been accrued in the financial statements since the outcome of these matters are still uncertain.

10. 401 (k) plan

Substantially all of the Company's employees may elect to defer a portion of their annual compensation in the Company-sponsored 401(k) tax-deferred savings plan. The Company does not make matching contributions into this plan. During the year ended December 31, 2017, the Company did not make any matching contributions for this plan.

11. Related Party Transactions

The Company holds a $100,000 receivable from Alma Holdings. A shareholder of this company is the wife of Andrew Sycoff, CEO. The transaction was entered into on November 15, 2017, at a 3% interest rate, and the note is payable on demand.

The Company holds a $500,000 receivable from Andrew Sycoff, CEO, from a loan made to him by the Company. The transaction was entered into on December 27, 2017, at a 3% interest rate, and the due date of this note is December 31, 2024. This loan shall be forgiven upon: (i) Andrew Sycoff maintaining his employment as CEO of the Company through the due date; (ii) Andrew Sycoff's death prior to the due date; (iii) Andrew Sycoff's disability precluding him from effectuating his responsibilities; (iv) an adjudication of incompetence or appointment of a custodian/conservator for Andrew Sycoff prior to the due date; (v) the sale, transfer, or any other assignment of the assets or liabilities of the Company to any third party; (vi) termination of employment without cause; (vii) entry of an order for relief in bankruptcy (voluntary or involuntary) of the Company.

The Company engages in transactions with Brookside Farms. A shareholder of this company is the wife of Andrew Sycoff, CEO. For the year ended December 31, 2017, the total amount of the transactions was $10,350. Brookside Farms sells meat, pork, and poultry products to the Company for use as gifts. There is no account payable to Brookside Farms as of December 31, 2017.

During the year ended December 31, 2017 the Company incurred commission expense of $59,958 which was payable to Alma Holdings as of December 31, 2017. A shareholder of this company is the wife of Andrew Sycoff, CEO.

12. Prior Period Adjustment

An adjustment of $20,238 to correct prior period errors was made to the statement of stockholders' equity. The portion of the adjustment in the amount of $1,249 was made to reflect journal entries for the year ended December 31, 2015 relating to accrued audit and commission expenses that were not recorded. The portion of the adjustment in the amount of $19,079 was made to reflect a RBC Dain account that was discovered to not be previously reported on the financial statements of the Company.

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272

Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON THE GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

Board of Directors of Andrew Garrett, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Andrew Garrett, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Andrew Garrett, Inc.'s compliance with the applicable instructions of Form SIPC-7. Andrew Garrett Inc.'s management is responsible for Andrew Garrett Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BMKR, LLP

BMKR LLP

Hauppauge, NY

February 27, 2018

ANDREW GARRETT, INC.
SIPC General Assessment Reconciliation
For the Year ended December 31, 2017

General Assessment Calculation

Total Revenue	$	6,902,168
Revenue exempt from assessment		400,167
		6,502,001
Rate		0.0015
General Assessment Due		9,753
Less Payments:		
SIPC - 6		(8,847)
Plus: Interest		-
Remaining Assessment Due		906
Paid with SIPC- 7		906
Balance Due (or Overpayment Carried Forward)	$	0

There is no material difference between the SIPC-7 and this reconciliation.

See report of independent registered public accounting firm on applying agreed - upon procedures on the general assessment reconciliation (Form SIPC - 7).